Exhibit (a)(8)

[CIRRUS LOGIC LOGO]

                                                               November 20, 2002


To Cirrus Logic Employees:


I am pleased to announce that the Cirrus Logic Board of Directors has approved a voluntary stock option cancel and reissue program for employees. Due to the recent downturn in the semiconductor industry and the economy in general, many Cirrus employees hold stock options where the option price of the stock grant is substantially higher than current market value. Because the intent of granting stock options to employees is to provide equity ownership and interest in the success of Cirrus Logic, we evaluated the alternatives and the Board of Directors approved this cancel and reissue program.

This exchange program will allow employees to cancel outstanding options in exchange for a new option grant for their stock. The exchange will be 1 for 0.75, which means that for each option to purchase one share of common stock you tender, you will receive an option to purchase 0.75 of one share of common stock in return. The date and strike price of the new option grant will be established no less than six months plus one day following the cancellation date of the original options, and it is our intent to grant these new options as soon as reasonably possible after this period has passed. This six months and one day stipulation is a requirement of accounting rules, which would otherwise require Cirrus to take a significant accounting charge for the life of the stock options.

When you tender your existing options and receive a new option grant, your vesting will start over from the date of the new option grant with the following vesting schedule:

     20% of your new options will vest on the 6-month anniversary of the new grant date
     20% of your new options will vest on the 12-month anniversary of the new grant date
     60% of your new options will vest monthly over the next 36 months

The following option plans are included in this exchange offer:

          *Cirrus Logic 2002 Stock Option Plan
          *Cirrus Logic 1996 Stock Option Plan
          *ShareWave 1996 Flexible Stock Incentive Plan
          *Stream Machine 2001 Stock Plan

You must turn in all of your outstanding options in each of these plans if you participate. You are not required to participate and if you do not, you will retain the options you have been granted.

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The following option plans are NOT included in this exchange offer:

          *Cirrus Logic 1987 Stock Option Plan
          *LuxSonor  Semiconductors  1995 Stock Plan  (referred to as the M-PACT
          Plan)
          *Peak Audio 2001 Stock Option Plan
          *AudioLogic 1992 Stock Option Plan
          *Stream Machine 1996 Stock Plan

If you hold options under these plans, you will continue to hold them in accordance with their terms. They are not impacted by this exchange offer. In other words, if you hold options under both the Cirrus Logic 1987 Stock Option Plan and the Cirrus Logic 1996 Stock Option Plan, by electing to participate, you would turn in all of your options under the 1996 Stock Option Plan but not any of your options under the 1987 Stock Option Plan.

Please note that according to the terms of the offer described in the enclosed Offer to Exchange and the accompanying Letter of Transmittal, in order to receive new options, you must remain an employee of Cirrus Logic or one of its subsidiaries from the date you tender your outstanding options through the date your new options are granted. If you do not remain an employee for the required period or you receive a notice of termination, you will not receive any new options and you will not receive any consideration for your tendered options.

Cirrus Logic's Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your outstanding options in the offer. You must make your own decision whether to tender your outstanding options taking into account your own personal circumstances and preferences. You should consult your own financial, legal, tax and other advisors in considering whether to participate in the offer.

Cirrus Logic's offer is being made under the terms and subject to the conditions described in the enclosed Offer to Exchange and related Letter of Transmittal. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender your outstanding options. The documents that we have included along with this letter are:

     o the Offer to Exchange, which describes and sets forth the terms of the offer;
     o a listing of your outstanding option grants under the stock option plans included in this offer;
     o a Letter of Transmittal, which you must properly complete and return to Cirrus Logic (according to the instructions contained in the Letter of Transmittal) by the expiration date if you intend on participating in the offer;
     o a Notice of Withdrawal, which you must properly complete and return to Cirrus Logic (according to the instructions contained in the Notice to Withdrawal) by the expiration date if, after you have submitted a Letter of Transmittal you wish to withdraw your options; and
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     o    a Decline Letter,  which we ask that you properly  complete and return to Cirrus Logic indicating your intent not to participate in the offer. Even if you complete and return the Decline Letter, you may subsequently elect to participate in the offer at any time prior to the expiration of the offer by delivering to Cirrus Logic a properly completed Letter of Transmittal.

A tender of options involves risks, which are discussed in the Offer to Exchange.

To tender your outstanding options, you will be required to properly complete and return to E*Trade the Letter of Transmittal at any time prior to midnight, Pacific time, on December 20, 2002. Letters of Transmittal received after this time will not be accepted.

If you have any questions about the offer, please call either Bonnie Niemtschk at 512/851-4359 or Rosalind Chavoya at 512/851-4371.

We thank you for your continued commitment to the success of Cirrus Logic.


                                        Sincerely,

                                        David D. French
                                        President and Chief Executive Officer